082-02184

SWIRE PACIFIC

Stock codes:
A Share 00019
B Share 00087

2007 Interim Report


Coke
TRADE MARK REGD
590 million cases
199 OUTLETS
68
PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

Information for Investors

Registered Office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
Room 1806-07
18th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Website: http://www.computershare.com.hk

Depositary

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY10286-1258
U.S.A.

Website: http://www.adrbny.com
E-mail: ADR@bankofny.com
Tel:
Calls within USA (toll free): 1-888-BNY-ADRS
1-888-269-2377
International callers: 1-212-815-3700

Stock Codes	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Auditors

PricewaterhouseCoopers

Request for feedback

In order that we may improve our reporting, we would be grateful to receive your views on our accounts or website via email to corporateaffairs@swirepacific.com

CONTENTS

Financial Highlights	1
Chairman's Statement	2
Review of Operations	4
Financial Review	15
Credit Analysis	16
Report on Review of Condensed Interim Financial Information	19
Interim Consolidated Accounts	20
Notes to the Interim Consolidated Accounts	24
Supplementary Information	39

Financial Highlights

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Turnover	**10,338**	9,409	19,111
Operating profit	**12,844**	8,054	23,513
Profit attributable to the Company's shareholders	**12,493**	7,916	22,566
Cash generated from operations	**2,588**	2,698	5,748
Net cash outflow before financing	**(1,220)**	(4,703)	(3,164)
Total equity (including minority interests)	**123,827**	101,397	115,034
Net borrowings	**17,333**	12,508	11,930
	HK$	HK$	HK$
Earnings per share*			
'A' shares	**8.18**	5.17	14.74
'B' shares	**1.636**	1.034	2.948
	HK$	HK$	HK$
Dividends per share			
'A' shares	**0.90**	0.63	2.83
'B' shares	**0.18**	0.126	0.566
	HK$	HK$	HK$
Equity attributable to the Company's shareholders per share			
'A' shares	**80.88**	65.88	74.73
'B' shares	**16.176**	13.176	14.946

UNDERLYING PROFIT AND EQUITY**

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Underlying profit attributable to the Company's shareholders	**5,255**	3,482	8,716
	HK$	HK$	HK$
Underlying earnings per share*			
'A' shares	**3.44**	2.27	5.69
'B' shares	**0.688**	0.454	1.138
	HK$	HK$	HK$
Underlying equity attributable to the Company's shareholders per share			
'A' shares	**91.23**	73.42	83.93
'B' shares	**18.246**	14.684	16.786

* Earnings per share have been calculated by using the weighted average number of shares in issue during the period. See note 9 to accounts.

** The reconciliation between the reported and underlying attributable profit and equity attributable to the Company's shareholders is provided on page 15.

Chairman's Statement

CONSOLIDATED RESULTS

The profit attributable to shareholders for the first half of 2007 rose 58% to HK$12,493 million. Underlying profit attributable to shareholders, which adjusts for the impact of HKAS 40 and HKAS-INT 21 on investment properties and deferred taxation respectively, was HK$5,255 million, an increase of 51% on the comparable period in 2006. These profits include HK$1,078 million realised on disposal of the Group's interest in Shekou Container Terminals in February 2007.

The directors have today declared interim dividends of HK¢90 (2006: HK¢63) per 'A' share and HK¢18 (2006: HK¢12.6) per 'B' share payable on 3rd October 2007 to shareholders registered at the close of business on 20th September 2007. The share registers will be closed from 17th September to 20th September, both dates inclusive.

HALF-YEAR OPERATING RESULTS

Attributable profits in the Property Division rose 48% to HK$8,981 million. These include a net property revaluation gain of HK$7,313 million compared with HK$4,656 million in the same period of 2006. Underlying profit in the Property Division increased by 15% to HK$1,772 million. Gross rental income rose 17% to HK$2,646 million during the period, principally as a result of continuing strong demand for office space.

The Aviation Division recorded a 30% increase in attributable profit to HK$1,283 million as increased passenger demand and a strong performance from the HAECO group, which continues to benefit from the recent expansion in capacity in both Hong Kong and Xiamen, offset weaker results from the cargo business.

The Beverages Division recorded a slight increase in half-year profits as significant sales volume growth and moderate sales price increases offset high material costs and increased indirect selling costs.

The Marine Division, excluding contribution from the sale of Shekou Container Terminals, reported a 91% increase in half-year profits. This was driven by Swire Pacific Offshore (SPO) where higher charter rates more than compensated for a slight fall in utilisation due to increased dry-docking of vessels. The result was helped by vessel and investment disposals.

The Trading & Industrial Division's profits declined 10% to HK$209 million as demand for imported vehicles in Taiwan remained weak. Other businesses in the division performed satisfactorily.

FINANCE

Net borrowings have increased by HK$5,403 million from 31st December 2006 to HK$17,333 million at 30th June 2007 as a result of new investments in property and vessels and repurchase of the Company's shares. Gearing has risen in the period by four percentage points to 14%.

PROSPECTS

Good progress is being made expanding the property portfolio in both Hong Kong and Mainland China. In Hong Kong, One Island East will open in mid-2008, and hotels at Cityplaza and Pacific Place in 2009. In Mainland China, our retail and hotel development in Sanlitun, Beijing will open early next year. The TaiKoo Hui development in Guangzhou and the development in Dazhongli, Shanghai are progressing satisfactorily. A number of other opportunities in Mainland China are being actively pursued.

Although the high cost of fuel is an ongoing concern, demand for passenger travel is expected to remain firm in the second-half. Cathay Pacific will continue to realise synergies from the acquisition of Dragonair and develop opportunities from the partnership with Air China.

Cathay Pacific is the subject of anti-trust investigations by competition authorities in various jurisdictions and is cooperating fully with the relevant authorities. Given the uncertainties surrounding these issues no reliable estimate of any potential liability can be made at this time by Cathay Pacific. Accordingly the matter is disclosed as a contingent liability in the accounts (see note 21c).

The HAECO group's expansion plans are being successfully rolled out with demand for its services expected to remain very strong.

Charter rates for SPO vessels are also expected to remain firm in the second-half. The company will take delivery of eight new vessels within the next 18 months and a further eight in 2009 to 2011. SPO has recently completed the acquisition of the trade and assets of Salvin Far East Pte Limited (SFE) enabling an immediate and significant expansion of its seismic exploration business. Further opportunities to grow this business are under consideration.

The strong operating result recorded in the first half-year is expected to provide a firm base for the year as a whole and prospects for the Group moving forward remain good.

Christopher Pratt
Chairman
Hong Kong, 9th August 2007

Review of Operations

PROPERTY DIVISION

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Turnover			
Gross rental income derived from			
Offices*	**1,259**	963	2,118
Retail	**1,258**	1,181	2,420
Residential	**129**	123	262
Other revenue**	**46**	36	72
Property investment	**2,692**	2,303	4,872
Property trading	**8**	496	554
Sale of investment properties	**280**	180	180
Hotels	**65**	–	27
Total turnover	**3,045**	2,979	5,633
Operating profit derived from			
Property investment	**1,952**	1,636	3,450
Property trading	**(20)**	181	190
Hotels	**4**	–	2
Sale of investment properties	**90**	(2)	–
Sale of available-for-sale investments	**–**	–	155
Change in fair value of investment properties	**8,860**	5,657	16,990
Total operating profit	**10,886**	7,472	20,787
Share of post-tax profits from jointly controlled and associated companies	**137**	212	267
Non-recurring items	**–**	–	132
Attributable profit	**8,981**	6,052	16,983

* Includes Techno-centres
** Other revenue is mainly estate management fees

Attributable profit by business segment:	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Property investment	**1,508**	1,094	2,408
Property trading	**(51)**	191	67
Hotels	**100**	83	126
Sale of investment properties	**111**	28	30
Sale of available for sale investments	**–**	–	155
Write-back of provisions for trading properties	**–**	–	132
Change in fair value of investment properties	**7,313**	4,656	14,065
	8,981	6,052	16,983

Property Portfolio – Gross Floor Area ('000 square feet)

Location	Total	Offices	Techno-centres	Retail	Residential	Hotels
Completed						
Pacific Place	3,674	2,185	–	711	443	335
TaiKoo Place	4,452	2,641	1,811	–	–	–
Cityplaza	2,738	1,633	–	1,105	–	–
Festival Walk	1,209	229	–	980	–	–
Others	871	183	–	603	38	47
– Hong Kong	12,944	6,871	1,811	3,399	481	382
– United States	258	–	–	–	–	258
– United Kingdom	96	–	–	–	–	96
Total completed	**13,298**	**6,871**	**1,811**	**3,399**	**481**	**736**
Under and pending development						
– Hong Kong	2,337	1,974	–	–	–	363
– Mainland China	7,040	2,310	–	3,423	–	1,307
Total	**22,675**	**11,155**	**1,811**	**6,822**	**481**	**2,406**

Hong Kong Investment Property Portfolio

Continuing strong demand for office space contributed to a 17% increase in overall gross rental income for the half-year to HK$2,646 million, compared with HK$2,267 million for the corresponding period in 2006. Office occupancy is currently around 97%.

Retail rental income was also higher than for the same period in 2006, with stronger domestic consumption and increased tourist numbers and spending leading to an increase in retail sales. The retail portfolio is currently fully let.

Construction work on the superstructure of One Island East is now well advanced and the building will be available for occupation in the second quarter of 2008, adding 1.5 million square feet to Swire Properties' Island East investment property portfolio. Pre-leasing is underway with approximately half of the building either pre-leased or the subject of serious negotiations with perspective tenants.

Work has commenced on the conversion of The Atrium serviced apartments at Pacific Place to a small boutique hotel.

A premium offer of HK$807 million from Government has recently been accepted for lease modification to allow redevelopment of two houses on Stubbs Road into a 12-storey residential building of approximately 68,000 square feet, which is intended to be held for long term investment.

Valuation of Investment Properties

The portfolio of investment properties was valued at 30th June 2007 by DTZ Debenham Tie Leung. This valuation contributed HK$7,313 million to Swire Properties' attributable profit in the period compared to HK$4,656 million in the comparative period of 2006. The increased valuation principally reflected the rise in rentals and benchmarks set by recent transactions in the market.

Mainland China

The main substructure and superstructure contract at the TaiKoo Hui mixed-use commercial development in Guangzhou is expected to be awarded shortly, with completion expected in early 2010. The development will comprise 1.4 million square feet of prime shopping space, two office towers, two hotels and a cultural centre.

In March Swire Properties agreed to acquire the retail podium of a residential development adjacent to TaiKoo Hui, comprising around 85,000 square feet with completion expected by the end of 2007.

Site clearance and resettlement work is progressing at the Dazhongli project in Shanghai. Swire Properties and HKR International each hold a 50% interest in this development, which will consist of a major retail centre, offices and hotels.

Construction is largely complete at the retail and boutique hotel development at Sanlitun, Beijing, in which Swire Properties has an 80% interest in the retail component and a 100% interest in the boutique hotel, with Gateway Capital holding the remaining 20% interest in the retail element. The overall development, which is approximately 1.5 million square feet in total, will open early in 2008.

Further opportunities on the Mainland are being actively explored.

Hotels

Hong Kong

The JW Marriott, Conrad Hong Kong and Island Shangri-La at Pacific Place and Novotel Citygate in Tung Chung, in which Swire Properties has associate interests, have all continued to benefit from high occupancy and increased room rates.

The main superstructure contract for construction of a hotel at Cityplaza, Taikoo Shing, is expected to be awarded shortly. On completion in 2009 this hotel will have approximately 350 rooms.

The Atrium conversion at Pacific Place will be completed in mid-2009 providing around 120 rooms.

USA

Profits at the Mandarin Oriental Miami, USA, in which Swire Properties has an associate interest, continue to improve.

UK

The three Alias hotels (acquired in October 2006) produced a modest profit in the period and have performed in line with expectations.

Property Trading Portfolio

Hong Kong

Pre-sales are expected to commence shortly at the development at Java Road in North Point to be known as *Island Lodge*, where Swire Properties has been appointed as developer by China Motor Bus. This development, in respect of which Swire Properties is entitled to reimbursement of costs and a share of the net sales proceeds, will be completed in 2008.

Foundations are under construction at 2A-2E Seymour Road. Swire Properties has a controlling stake in this site, which has redevelopment potential of approximately 174,000 square feet. The final form of this redevelopment will be determined once outstanding approvals have been obtained.

During the first-half of 2007 Swire Properties acquired a controlling interest in Sai Wan Terrace, a residential development of 165,000 square feet in Quarry Bay, with the intention of redeveloping the property.

USA

Construction is approaching completion at *Asia*, a 123-unit condominium tower on Brickell Key, Miami. The project is largely sold out, and closings are expected to commence in the fourth quarter of 2007.

Keith Kerr

AVIATION DIVISION

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Share of post-tax profits from associated companies			
Cathay Pacific group* including Hong Kong Dragon Airlines	**965**	716	1,700
Hong Kong Aircraft Engineering group	**240**	180	379
Hong Kong Air Cargo Terminals	**117**	134	288
	1,322	1,030	2,367
Attributable profit	**1,283**	985	3,605

* Cathay Pacific's share of profit from Hong Kong Aircraft Engineering group has been included in the attributable figures for that company.

Cathay Pacific

		Six months ended 30th June			
		Cathay Pacific and Dragonair	Cathay Pacific		
		2007	**2007**	2006	**Change**
Key Operating Highlights					
Available tonne kilometres (ATK)		**10,975**	**10,026**	9,126	**+9.9%**
Available seat kilometres (ASK)		**49,836**	**45,085**	43,814	**+2.9%**
Passengers carried	*'000*	**10,960**	**8,474**	8,144	**+4.1%**
Passenger load factor	*%*	**78.1**	**79.6**	79.1	**+0.5%pt**
Passenger yield	*HK cents*	**53.7**	**50.8**	45.8	**+10.9%**
Cargo carried	*'000 tonnes*	**758**	**623**	573	**+8.7%**
Cargo and mail load factor	*%*	**65.3**	**66.3**	67.7	**-1.4%pt**
Cargo and mail yield	*HK$*	**1.63**	**1.55**	1.69	**-8.3%**
Cost per ATK	*HK$*	**2.30**	**2.17**	2.19	**-0.9%**
Cost per ATK without fuel	*HK$*	**1.69**	**1.57**	1.56	**+0.6%**
Aircraft utilisation	*Hours per day*	**11.7**	**12.7**	12.7	**–**
On-time performance	*%*	**84.8**	**88.5**	87.7	**+0.8%pt**

Cathay Pacific Group

In the half-year, the Cathay Pacific group made a consolidated profit of HK$2,581 million, compared to HK$1,668 million in the same period last year. Turnover increased by 27.9% to HK$34,631 million reflecting strong demand for passenger services and the impact of the Dragonair acquisition. The high and volatile cost of fuel remains a cause of concern.

Cathay Pacific and Dragonair

Passenger Services

Cathay Pacific carried 8.5 million passengers in the first-half, an increase of 4.1% compared to a 2.9% rise in capacity. Passenger yield increased by 10.9% to HK50.8 cents, driven by strong demand from first and business class passengers. Passenger load factor improved slightly to 79.6%.

Cathay Pacific and Dragonair combined carried 11 million passengers in the first-half achieving a load factor and yield of 78.1% and HK53.7 cents respectively.

Cargo

Against a significant increase in regional capacity and persistently high fuel cost, the cargo business remained weak throughout the first-half. Cathay Pacific's cargo load factor dropped by 1.4 percentage points to 66.3% while yield was 8.3% down to HK$1.55.

Cathay Pacific and Dragonair combined carried 757,575 tonnes of cargo while load factor and yield were 65.3% and HK$1.63 respectively.

The Cathay Pacific group remains confident in the future of the airfreight industry in Hong Kong. Cathay Pacific has submitted a formal tender to develop and operate the proposed third cargo terminal at Hong Kong International Airport. Cathay Pacific believes the new terminal is crucial to Hong Kong's future competitiveness as an airfreight hub.

Network, Product and Fleet

Connections between Cathay Pacific's global and Dragonair's regional networks continue to be improved, benefiting passengers and facilitating increased traffic between the carriers.

A number of initiatives are being explored through Cathay Pacific and Air China's strategic partnership, to benefit both carriers' hubs.

Rollout of the new long haul inflight product started in the period and it will be installed on 15 aircraft by the year-end with all aircraft converted by mid-2010.

A total of 23 Boeing 777-300 ER (Extended Range) passenger aircraft have now been ordered by Cathay Pacific with the first five to be received in the second half of the year.

Three additional Boeing 747-400 BCFs (Boeing Converted Freighter) have joined the Cathay Pacific fleet. Six new Boeing 747-400 ERFs (Extended Range Freighter) are on order, with deliveries commencing in May 2008.

Dragonair took delivery of a second Boeing 747-400 BCF in the half-year. One more will be received before the year-end and a further two in 2008.

Air China

Air China, in which Cathay Pacific owns a 17.6% interest, is the national flag carrier and a leading provider of passenger, cargo and other airline related services in Mainland China. Cathay Pacific's share of Air China's profit is based on accounts drawn up three months in arrear and consequently the results of Cathay Pacific for the half-year ended 30th June 2007 include Cathay Pacific's share of Air China's results for the six months ended 31st March 2007. Air China made a satisfactory profit in the period.

Air Hong Kong (AHK)

AHK, a 60% subsidiary of Cathay Pacific, which operates express cargo services for DHL Express the remaining 40% shareholder, extended its network during the half-year to include Shanghai and now serves nine Asian cities. Capacity increased by 21% while the load factor decreased by 4.1 percentage points and yield decreased by 0.6%. Profit in the half-year increased over the comparative period.

Cathay Pacific Catering Services Group (CPCS)

CPCS, a wholly owned subsidiary of Cathay Pacific, recorded a satisfactory interim profit due to strong growth in sales volume and consequent improved margins.

Hong Kong Airport Services (HAS)

HAS, a wholly owned subsidiary of Cathay Pacific group, recorded a satisfactory interim profit with increased traffic mitigating continuing severe pressure on margins.

Hong Kong International Airport Services (HIAS)

HIAS, a wholly owned subsidiary of Cathay Pacific group, provides ground handling services to Dragonair and other airlines. The company handled 16,614 flights in the half-year and recorded a satisfactory interim profit.

Hong Kong Aircraft Engineering Company (HAECO)

HAECO recorded a profit of HK$548 million in the half-year, a 38% increase over the comparative period of 2006. The growth was attributable to increased heavy maintenance work in HAECO's hangars in Hong Kong, which have benefited from the opening of the second hangar in December 2006, and at its subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited's (TAECO) facilities in Xiamen. Line maintenance services at Hong Kong International Airport and engine overhaul by Hong Kong Aero Engine Services Limited (HAESL) recorded satisfactory results.

The HAECO group is currently running its facilities at near full capacity and demand for heavy maintenance work is expected to remain strong. HAECO has recently decided to adapt the design of its third hangar in Hong Kong, to be opened in the first-half of 2009, to cater for additional heavy maintenance services. TAECO's fifth hangar at Xiamen was opened in June 2007 and construction of its sixth hangar is in progress, with opening planned for mid 2009. HAESL's engine-build workshop extension is planned to open in the second half of 2007. Construction of facilities for the new landing gear overhaul joint venture in Xiamen has started, with operations expected to commence in mid-2008.

Hong Kong Air Cargo Terminals (HACTL)

HACTL recorded a modest increase in half-year profit, excluding gains on disposal of investments in the prior period, as throughput grew 1% to 1.21 million tonnes.

Tony Tyler

BEVERAGES DIVISION

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Turnover*	**3,329**	2,658	5,750
Operating profit	**180**	155	417
Share of post-tax profits from jointly controlled companies	**110**	124	200
Attributable profit	**219**	214	480

* Turnover does not include that of the Mainland China operations which are jointly controlled companies. Total turnover of Mainland China operations was HK$3,811 million in the first-half of 2007 (2006: first-half HK$3,451 million; full year HK$6,700 million).

Segment Information

	Turnover			Attributable Profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	2006 HK$M
Hong Kong	**774**	698	1,536	**47**	40	126
Taiwan	**483**	462	988	**7**	16	34
USA	**1,582**	1,498	3,025	**115**	102	239
Mainland China**	**490**	–	201	**70**	73	109
Central costs	**–**	–	–	**(20)**	(17)	(28)
	3,329	2,658	5,750	**219**	214	480

** Mainland China turnover is attributable to the Fujian Coca-Cola franchise which became a subsidiary with effect from 1st October 2006.

Operating Highlights

	Six months ended / as at 30th June 2007				
	Total	**Hong Kong**	**Taiwan**	**USA**	**Mainland China**
Sales volume (million cases)	**336.0**	**25.1**	**21.7**	**41.7**	**247.5**
Franchise population (million)	**434.4**	**7.0**	**22.9**	**6.0**	**398.5**
Number of plants	**14**	**1**	**2**	**2**	**9**
Number of employees	**18,384**	**1,371**	**936**	**1,792**	**14,285**

The division made an attributable profit of HK$219 million for the half-year, compared with HK$214 million for the same period last year. Overall, sales volume growth of 15%, driven by Mainland China, and moderate increase in selling prices have been offset by continuing high material costs and increased indirect selling costs.

Hong Kong

Hong Kong enjoyed strong volume growth of 11% on the comparative period buoyed by the successful launch of Coke Zero in March and further gains in Bonaqua packaged water. Margins remain under pressure from high material costs, in particular for sugar and cans. Moderate price increases and tight control of operating costs helped to mitigate the margin loss with profit improving by HK$7 million over last year.

Taiwan

First-half volume grew 12% on the comparative period, reflecting successful new product launches of Coke Zero and Nestea Honey Pear, and the relaunch of Slurpee. Continued pressure on pricing and higher material costs resulted in some erosion of margins. Attributable profit declined by HK$9 million against the prior period. A weak retail market suggests results will continue to be depressed in the second-half.

USA

Sales volumes increased slightly against the comparative period as growth in energy and tea drinks and water was offset by a decline in sparkling beverages. The USA saw significant increases in material and fuel costs. However, a favourable sales mix more than offset cost increases, leading to growth of HK$13 million in attributable profit.

Mainland China

Sales volume increased by 18% on the comparative period with continued strong growth from Minute Maid and Nestea. Selective selling price increases were effected early in the year to address continued high material prices and overall operating costs were well controlled, with the result that margins remained firm. However, continued investment in marketing programmes, enhancement of selling and distribution infrastructure and finance charges associated with the acquisition of the Fujian Coca-Cola franchise in the second half of 2006 resulted in attributable profit declining by HK$3 million.

Geoff L Cundle

MARINE SERVICES DIVISION

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Swire Pacific Offshore			
Turnover	**1,332**	878	1,997
Operating profit	**673**	279	740
Attributable profit*	**625**	273	701
Profit from sale of Shekou Container Terminals	**1,078**	–	–
Share of post-tax profits from jointly controlled and associated companies			
Swire Pacific Offshore	**7**	21	35
HUD	**28**	33	51
Shekou Container Terminals	**8**	40	82
	43	94	168
Attributable profit	**1,739**	346	834

* Including profits from jointly controlled and associated companies shown below

	As at 30th June		As at 31st December
	2007	2006	2006
Fleet size (number of vessels)			
Swire Pacific Offshore	**60**	60	62
HUD group – Hongkong Salvage & Towage	**27**	28	27
Total	**87**	88	89

The division reported a 91% increase in attributable profits in the half-year to HK$661 million against HK$346 million in the same period in 2006. These figures exclude a HK$1,078 million gain on disposal of the Group's interest in Shekou Container Terminals.

Swire Pacific Offshore (SPO)

Demand for offshore support services has remained strong, with charter rates for SPO's vessels on average up 44% on the corresponding period. Utilisation however was lower than planned as dry-docking of several vessels was brought forward to suit their charter-hire timing. Charter rates are expected to remain strong and utilisation is expected to improve in the second-half.

Two older anchor handling tug supply vessels, *Pacific Conqueror* and *Pacific Shogun*, were sold in the period, realising profits of HK$110 million. Similar disposals in the corresponding period realised profits of HK$62 million.

Significant expansion and modernisation of the fleet is in progress, with 12 new vessels on order at 30th June 2007. Three "V" class 8000 BHP anchor handlers will be received in the second half of 2007, with a further three vessels of this class and two "A" class platform supply vessels arriving in 2008. Orders were placed in the period for four "D" class 18,250 BHP anchor handling tug supply vessels to be received in 2010 and 2011. "D" class vessels will allow SPO to service customers undertaking ultra deep water exploration projects. Options to build four additional "V" class 8000 BHP anchor handlers were exercised in July for delivery in 2009 and 2010. This order increased the total committed orders for new vessels to HK$2,994 million.

In June SPO sold its 33% joint venture interest in Ocean Marine Services, realising a profit of HK$44 million.

In August the trade and assets, including four vessels, of Salvin Far East Pte Limited (SFE) were acquired for a consideration of HK$468 million. SFE provides seismic and exploration services that are complementary to SPO's existing services and enable an immediate and significant expansion of this business.

SPO is actively exploring additional investments which further use its core skills and relationships with oil majors.

Hongkong United Dockyards Group (HUD)

HUD has continued to benefit from a robust shipping industry with a strong performance in the half-year from ship repair and tug charter, both in Hong Kong and overseas. Overall results are down on those of the comparative period as that period included profits on the sale of three tugs. A strong performance through the remainder of the year is expected.

Container Terminal Operations

The interests in Shekou Container Terminals I and II were sold in February 2007 realising a gain on disposal of HK$1,078 million.

Geoff L Cundle
Davy Ho

TRADING & INDUSTRIAL DIVISION

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Turnover			
Taikoo Motors group	**1,744**	1,915	3,845
Swire Resources group	**713**	625	1,303
Other subsidiaries	**224**	196	475
	2,681	2,736	5,623
Operating profits/(losses)			
Taikoo Motors group	**82**	92	183
Swire Resources group	**17**	58	88
Other subsidiaries and central costs	**(5)**	–	5
Valuation gain on investment property	**18**	21	27
	112	171	303
Attributable profits/(losses)			
Taikoo Motors group	**60**	70	135
Swire Resources group*	**44**	65	108
Other subsidiaries and central costs	**(3)**	1	7
Valuation gain on investment property	**15**	17	22
	116	153	272
* Including profits from jointly controlled and associated companies shown below.			
Share of post-tax profits from jointly controlled and associated companies			
Swire SITA group	**40**	30	82
CROWN Beverage Cans group	**16**	17	26
ICI Swire Paints	**37**	33	64
Swire Resources group	**33**	13	34
	126	93	206
Attributable profit	**209**	233	444

The division reported an attributable profit of HK$209 million in the half-year, a 10% decrease from HK$233 million in the same period of 2006, which had included a one-off receipt of HK$25 million on conversion of the division's Hong Kong Puma distribution licence into a joint venture agreement.

Taikoo Motors Group

Taikoo Motors group reported a profit of HK$60 million in the first-half, a 14% decrease from the same period last year. Vehicle sales in Taiwan continue to be badly affected by the weak local economy and contraction in consumer credit. The group sold 4,984 vehicles, 23% less than the same period last year, compared to a 15% drop in the Taiwan vehicle market as a whole. Although no significant improvement in market sentiment is expected in the short term, new product launches by Audi and Volkswagen augur well for the medium term.

The Swire Resources Group

The division's sports shoe and apparel business reported an attributable profit of HK$44 million in the first-half. On a like-for-like basis, profit rose 10% over the same period last year. Retail sales in Hong Kong, where the division operates a total of 111 multi-brand and single-brand stores, grew 8% but margins were negatively affected by heavy discounting required to clear winter stocks accumulated during the unseasonably warm start to the year. Sales in Mainland China, however, grew 79% on the back of rapid expansion of the distribution network in that market. The outlook for the remainder of the year is positive.

Taikoo Sugar

Taikoo Sugar reported a profit of HK$2.8 million in the first-half, compared to HK$2.1 million in the same period last year as its business in China grew strongly with the expansion of its distribution network.

Swire Duro

Swire Duro reported a loss of HK$2.9 million in the first-half, compared to a loss of HK$1.0 million in the same period last year.

In July Swire Duro announced that it will cease business in a year's time. During this period no new long-term projects will be entered into, outstanding projects will be completed and residual inventory cleared.

The Swire SITA Group

An attributable profit of HK$40 million was recorded in the first-half, as compared to HK$30 million for the same period in 2006. Waste quantities handled in Hong Kong were in line with 2006 levels. The group's 80% owned waste management company in Macau performed well in the first-half and a new hazardous waste incineration plant has been commissioned and began operations in June. The hazardous waste plant in Shanghai is performing ahead of expectations. The waste-to-energy incinerator in Kaohsiung, Taiwan, continues to incur losses but at a reduced level compared with previous years. Overall, the outlook for the second-half is good.

The Crown Beverage Cans Group

The first-half profit attributable to Swire Pacific was HK$16 million, compared to HK$17 million for the same period in 2006. Competitive pressures in Mainland China have adversely affected sales volumes. The outlook for the second-half is uncertain and margins continue to be affected by high aluminium prices. The Hanoi plant recorded volume growth of 12% over the same period last year. Prospects for the second-half are also clouded by high raw material prices.

ICI Swire Paints

The first-half profit attributable to Swire Pacific was HK$37 million, compared to HK$33 million for the same period in 2006. Sales in the mature Hong Kong market remained generally flat while sales in Mainland China recorded strong volume growth of 37%. The company continues to expand its product portfolio as well as its distribution network in China. The outlook for the second-half is good.

Hunter Crawford

Financial Review

Additional information is provided below to reconcile the difference between reported and underlying profit and equity attributable to the Company's shareholders. The difference principally reflects the impact of adopting HKAS 40 and HKAS-Int 21 on investment properties and deferred taxation respectively.

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Underlying profit			
Profit attributable to the Company's shareholders per accounts	**12,493**	7,916	22,566
Adjustments re investment property			
Revaluation of investment property	**(8,953)**	(5,715)	(17,216)
Deferred tax on revaluation movement	**1,611**	1,026	3,106
Realised profit on sale of investment properties	**100**	244	244
Depreciation of owner-occupied properties	**4**	11	16
Underlying profit attributable to the Company's shareholders	**5,255**	3,482	8,716
	HK$M	HK$M	HK$M
Underlying equity			
Equity attributable to the Company's shareholders	**122,741**	100,855	114,424
Deferred tax on property revaluation	**14,403**	10,664	12,641
Revaluation of owner-occupied properties	**1,244**	822	1,367
Cumulative depreciation of owner-occupied properties	**64**	69	74
Underlying equity attributable to the Company's shareholders	**138,452**	112,410	128,506
Underlying minority interests	**1,090**	1,109	614
Underlying equity	**139,542**	113,519	129,120

Credit Analysis

Cash Flow Summary

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Net cash generated by businesses and investments			
Cash generated from operations	**2,588**	2,698	5,748
Dividends received	**1,042**	871	2,448
Tax and net interest paid	**(498)**	(668)	(1,372)
Cash from asset realisations*	**1,771**	745	1,840
Capital expenditure and investments**	**(6,123)**	(8,349)	(11,828)
	(1,220)	(4,703)	(3,164)
Cash paid to shareholders and net funding by external debt			
Dividends paid	**(3,402)**	(2,290)	(3,307)
Increase in borrowings	**5,227**	6,668	6,650
Capital contribution movement of minority interests	**448**	(2)	(2)
Security deposits placed	**(384)**	–	(381)
Repurchase of the Company's shares	**(1,176)**	–	–
	713	4,376	2,960
Decrease in cash and cash equivalents	**(507)**	(327)	(204)

* Includes cash receipts from investing activities per the cashflow on page 22.
** Includes cash outflows resulting from investing activities per the cashflow on page 22.

Cash from asset realisations in the half-year was derived primarily from the sale of Shekou Container Terminals.

Significant capital expenditure and investments include the property projects at Sanlitun in Beijing, One Island East in Hong Kong, and Dazhongli in Shanghai as well as stage payments for offshore support vessels under construction.

Financing

Equity attributable to the Company's shareholders and minority interests at 30th June 2007 totalled HK$123,827 million (as at 31st December 2006: HK$115,034 million). At 30th June 2007, net borrowings were HK$17,333 million, compared to HK$11,930 million at 31st December 2006.

Changes in Financing

New, three year bilateral revolving credit facilities totalling HK$2,000 million were arranged in the first-half.

Gearing Ratio and Interest Cover

	Note	Six months ended 30th June 2007	Six months ended 30th June 2006	Year ended 31st December 2006
Gearing ratio	1			
– Per accounts		**14%**	12%	10%
– Underlying		**12%**	11%	9%
Interest cover-times	2			
– Per accounts		**68.68**	26.49	46.65
– Underlying		**21.79**	8.79	13.44
Cash interest cover-times	3			
– Per accounts		**35.19**	21.77	33.35
– Underlying		**11.16**	7.22	9.61

Notes:
1. Gearing represents the ratio of net borrowings to total equity (including minority interests).
2. Interest cover is calculated by dividing operating profit by net finance charges.
3. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.

Short-term Deposits and Bank Balance

The Group had short-term deposits and bank balances of HK$1,265 million at 30th June 2007, compared to HK$1,774 million at 31st December 2006.

Analysis of Gross Borrowings

At 30th June 2007, 54% of the Group's gross borrowings were on a fixed rate basis and 46% were on a floating basis.

Borrowings' Maturity Profile

	HK$M	
Within 1 year	2,655	14%
1 - 2 years	168	1%
2 - 5 years	7,827	40%
Over 5 years	8,812	45%
Total	19,462	100%

Borrowings' Currency Profile

	HK$M	
Hong Kong Dollar	15,801	81%
United States Dollar	3,294	17%
New Taiwan Dollar	155	1%
Others	212	1%
Total	19,462	100%

Net Borrowings

Net borrowings consist of gross borrowings less short-term deposits and bank balances, security deposits (HK$811 million) and certain available-for-sale investments (HK$53 million).

Sources of Finance

At 30th June 2007, committed loan facilities and debt securities net of other borrowing costs amounted to HK$21,793 million, of which HK$3,682 million or 17% remained undrawn. In addition, the Group has undrawn uncommitted facilities totalling HK$2,680 million. Sources of funds at 30th June 2007 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	2,345	2,345	–
Fixed/Floating Rate Notes	7,961	7,961	–
Bank and other loans	11,487	7,805	3,682
	21,793	18,111	3,682
Uncommitted facilities			
Money market and others	4,031	1,351	2,680
Total	25,824	19,462	6,362

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled companies and third parties at 30th June 2007 amounted to HK$1,371 million compared to HK$1,311 million at 31st December 2006.

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong Financial Reporting Standards, the Group's balance sheet does not include the net debt in its jointly controlled and associated companies. These companies had the following net debt positions at 30th June 2007 and at the end of 2006. If the attributable portion of the net debt in jointly controlled and associated companies were to be added to the Group's net debt, gearing would rise to 19% and underlying gearing would rise to 17%.

	Total net debt/(cash)		Portion of net debt/(cash) attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	30th June 2007 HK$M	31st December 2006 HK$M	**30th June 2007 HK$M**	31st December 2006 HK$M	**30th June 2007 HK$M**	31st December 2006 HK$M
Property Division	**1,759**	1,884	**570**	601	**299**	304
Aviation Division						
Cathay Pacific	**14,643**	16,348	**5,845**	6,531	**–**	–
Hactl	**3,179**	3,796	**636**	759	**–**	–
HAECO	**(661)**	(834)	**(289)**	(364)	**–**	–
Other Aviation Division companies	**28**	30	**12**	14	**6**	6
Beverages Division	**96**	(317)	**32**	(159)	**–**	–
Marine Services Division	**668**	610	**334**	312	**500**	500
Trading & Industrial Division	**(795)**	(345)	**(389)**	(201)	**–**	–
	18,917	21,172	**6,751**	7,493	**805**	810

Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet

Pursuant to Chapter 13 of the Hong Kong Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies is presented below.

Affiliated companies comprise the Group's jointly controlled and associated companies. As at 30th June 2007, the Group had loans to affiliated companies totalling HK$11,108 million (before Group provisions) and has given guarantees of HK$1,270 million in respect of facilities granted to affiliated companies, financial assistance totalling HK$12,378 million. These amounts exceed 7%, but were below 8%, of the Group's total assets as at 30th June 2007.

	30th June 2007	
	Proforma combined balance sheet HK$M	**The Group's attributable interest HK$M**
Non-current assets	**28,056**	**10,982**
Current assets	**4,844**	**1,939**
Current liabilities	**(3,644)**	**(1,339)**
Non-current liabilities	**(3,200)**	**(1,222)**
Minority interests	**(379)**	**(186)**
Shareholders' advances	**(28,051)**	**(11,108)**
	(2,374)	**(934)**

Report on Review of Condensed Interim Financial Information to the Board of Directors of Swire Pacific Limited (incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the condensed interim financial information set out on pages 20 to 38, which comprises the consolidated balance sheet of Swire Pacific Limited (the "Company") and its subsidiaries (together, the "Group") as at 30th June 2007 and the related consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this condensed interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this condensed interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 9th August 2007

Consolidated Profit and Loss Account

for the six months ended 30th June 2007 — unaudited

	Note	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Turnover	4	**10,338**	9,409	19,111
Cost of sales		**(5,538)**	(5,418)	(10,685)
Gross profit		**4,800**	3,991	8,426
Other income	5	**1,224**	143	1,698
Distribution costs		**(1,270)**	(1,097)	(2,318)
Administrative expenses		**(682)**	(572)	(1,133)
Other operating expenses		**(123)**	(99)	(205)
Change in fair value of investment properties		**8,895**	5,688	17,045
Operating profit		**12,844**	8,054	23,513
Finance charges		**(227)**	(352)	(617)
Finance income		**40**	48	113
Net finance charges	7	**(187)**	(304)	(504)
Share of profits less losses of jointly controlled companies		**276**	389	694
Share of profits less losses of associated companies		**1,462**	1,164	2,646
Profit before taxation		**14,395**	9,303	26,349
Taxation	8	**1,844**	1,265	3,582
Profit for the period		**12,551**	8,038	22,767
Attributable to				
The Company's shareholders		**12,493**	7,916	22,566
Minority interests		**58**	122	201
		12,551	8,038	22,767
Dividends				
Interim – proposed/paid		**1,366**	965	965
Final		**–**	–	3,356
		1,366	965	4,321
		HK$	HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	9			
'A' shares		**8.18**	5.17	14.74
'B' shares		**1.636**	1.034	2.948

	2007 Interim HK$	2006 Interim HK$	2006 Final HK$	2006 Total HK$
Dividends per share				
'A' shares	**0.90**	0.63	2.20	2.83
'B' shares	**0.18**	0.126	0.440	0.566

Consolidated Balance Sheet

at 30th June 2007 – unaudited

	Note	30th June 2007 HK$M	31st December 2006 (restated) HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	**12,276**	8,869
Investment properties	10	**113,310**	104,368
Leasehold land and land use rights	10	**2,297**	1,084
Intangible assets	11	**847**	843
Jointly controlled companies		**5,128**	5,195
Associated companies	18	**21,615**	20,865
Available-for-sale investments		**226**	168
Long-term receivables		**9**	10
Derivative financial instruments	15	**145**	26
Deferred expenditure		**51**	46
Deferred tax assets	16	**122**	159
Retirement benefit assets		**177**	187
		156,203	141,820
Current assets			
Properties for sale	12	**2,217**	1,218
Stocks and work in progress		**1,349**	1,394
Trade and other receivables	13	**3,226**	2,536
Derivative financial instruments	15	**3**	5
Short-term deposits and bank balances		**1,265**	1,774
		8,060	6,927
Current liabilities			
Trade and other payables	14	**5,370**	5,166
Provisions		**66**	45
Taxation		**274**	177
Derivative financial instruments	15	**10**	10
Bank overdrafts and short-term loans – unsecured		**1,789**	803
Long-term loans and bonds due within one year		**695**	684
		8,204	6,885
Net current (liabilities) / assets		**(144)**	42
Total assets less current liabilities		**156,059**	141,862
Non-current liabilities			
Perpetual capital securities		**2,345**	2,330
Long-term loans and bonds		**13,822**	9,940
Derivative financial instruments	15	**-**	89
Deferred tax liabilities	16	**15,869**	14,268
Deferred liabilities		**25**	36
Retirement benefit liabilities		**171**	165
		32,232	26,828
NET ASSETS		**123,827**	115,034
EQUITY			
Share capital	17	**911**	919
Reserves	18	**121,830**	113,505
Equity attributable to the Company's shareholders		**122,741**	114,424
Minority interests	19	**1,086**	610
TOTAL EQUITY		**123,827**	115,034

Consolidated Cash Flow Statement

for the six months ended 30th June 2007 – unaudited

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Operating activities			
Cash generated from operations	**2,588**	2,698	5,748
Interest paid	**(409)**	(330)	(826)
Interest received	**57**	21	114
Profits tax paid	**(146)**	(359)	(660)
	2,090	2,030	4,376
Dividends received from jointly controlled and associated companies	**1,042**	871	2,448
Net cash from operating activities	**3,132**	2,901	6,824
Investing activities			
Purchase of property, plant and equipment	**(3,407)**	(1,028)	(1,671)
Additions of investment properties	**(2,229)**	(1,072)	(1,834)
Proceeds from disposals of property, plant and equipment	**131**	146	173
Proceeds from disposals of available-for-sale investments	**–**	62	399
Purchase of available-for-sale investments	**(37)**	–	(18)
Proceeds from disposals of investment properties	**46**	377	377
Purchase of shareholdings in subsidiary companies	**–**	(6,123)	(6,759)
Purchase of shareholdings in jointly controlled companies	**–**	–	(567)
Loans to jointly controlled companies	**(405)**	(6)	(800)
Purchase of shareholdings in associated companies	**(27)**	(29)	(40)
Loans to associated companies	**–**	(44)	(47)
Purchase of intangible assets	**(8)**	(3)	(9)
Sale of shareholdings in jointly controlled companies	**1,401**	–	–
Repayment of loans from jointly controlled companies	**173**	82	133
Sale of shareholdings in associated companies	**–**	7	677
Repayment of loans from associated companies	**10**	71	81
Net decrease in deposits maturing more than three months	**10**	–	–
Deferred expenditure incurred	**(10)**	(44)	(83)
Net cash used in investing activities	**(4,352)**	(7,604)	(9,988)
Net cash outflow before financing	**(1,220)**	(4,703)	(3,164)
Financing activities			
Loans drawn and refinancing	**5,420**	7,828	10,311
Repayment of loans	**(193)**	(1,160)	(1,325)
Repayment of perpetual capital securities	**–**	–	(2,336)
Net capital contribution movement from / (to) minority interests	**448**	(2)	(2)
Security deposits placed	**(384)**	–	(424)
Security deposits uplifted	**–**	–	43
Repurchase of the Company's shares	**(1,176)**	–	–
Dividends paid – to the Company's shareholders	**(3,356)**	(2,235)	(3,200)
– to minority interests	**(46)**	(55)	(107)
Net cash generated from financing activities	**713**	4,376	2,960
Decrease in cash and cash equivalents	**(507)**	(327)	(204)
Cash and cash equivalents at 1st January	**1,682**	1,877	1,877
Currency adjustment	**–**	–	9
Cash and cash equivalents at end of the period	**1,175**	1,550	1,682
Represented by:			
Bank balances and short-term deposits maturing within three months	**1,185**	1,555	1,687
Bank overdrafts	**(10)**	(5)	(5)
	1,175	1,550	1,682

Consolidated Statement of Changes in Equity

for the six months ended 30th June 2007 – unaudited

	Note	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 (restated) HK$M
At 1st January				
as originally stated		**115,091**	100,772	100,772
prior year adjustment	18	**(57)**	–	–
As restated		**115,034**	100,772	100,772
Changes in cash flow hedges				
recognised during the period		**165**	(58)	(364)
deferred tax recognised		**(36)**	11	48
transferred to the profit and loss account		**34**	(12)	(37)
transferred to initial cost of hedged items		**8**	13	6
Net fair value gains on available-for-sale investments				
recognised during the period		**45**	398	429
transferred to profit and loss account		**–**	(46)	(138)
Change of interest in associated companies		**(94)**	–	83
Exchange differences		**250**	21	159
Others		**–**	5	34
Net income recognised directly in equity		**372**	332	220
Profit for the period		**12,551**	8,038	22,767
Total recognised income for the period		**12,923**	8,370	22,987
Repurchase of the Company's shares				
nominal value of shares repurchased and cancelled		**(8)**	–	–
premium paid on repurchases		**(1,168)**	–	–
Dividends paid				
to the Company's shareholders		**(3,356)**	(2,235)	(3,200)
to minority interests		**(46)**	(55)	(107)
Acquisition of minority interests in a subsidiary company		**–**	(5,453)	(5,416)
Net capital contribution from / (repaid to) minority interests		**448**	(2)	(2)
At end of the period		**123,827**	101,397	115,034
Total recognised income for the period attributable to				
the Company's shareholders		**12,849**	8,252	22,776
minority interests		**74**	118	211
		12,923	8,370	22,987

Notes to the Interim Consolidated Accounts

1. SEGMENT INFORMATION

(a) Primary reporting format – business segments by division:

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Six months ended 30th June 2007	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	2,692	1,952	(304)	19	6	1,673	1,512	1,508
Property trading	8	(20)	7	(43)		(56)	(51)	(51)
Hotels	65	4		33	64	101	100	100
Sale of investment properties	280	90				90	111	111
Change in fair value of investment properties		8,860		17	41	8,918	7,313	7,313
	3,045	**10,886**	**(297)**	**26**	**111**	**10,726**	**8,985**	**8,981**
Aviation								
Cathay Pacific group					965	965	965	965
Aircraft engineering					240	240	240	240
Cargo handling					117	117	117	78
	–	**–**	**–**	**–**	**1,322**	**1,322**	**1,322**	**1,283**
Beverages								
Hong Kong	774	59	(1)			58	51	47
Taiwan	483	10	(2)	1		9	8	7
USA	1,582	148	1			149	115	115
Mainland China	490	(17)	(9)	109		83	80	70
Central costs		(20)				(20)	(20)	(20)
	3,329	**180**	**(11)**	**110**	**–**	**279**	**234**	**219**
Marine Services								
Ship repair, engineering and harbour towage				28		28	28	28
Container handling				8		8	8	8
Ship owning and operating	1,332	673	(30)	7		650	625	625
Sale of jointly controlled companies		1,078				1,078	1,078	1,078
	1,332	**1,751**	**(30)**	**43**	**–**	**1,764**	**1,739**	**1,739**
Trading & Industrial								
Car distribution	1,744	82				82	60	60
Shoe and apparel distribution	713	17		4	29	50	44	44
Waste services				40		40	40	40
Beverage can supply				16		16	16	16
Paint supply				37		37	37	37
Other activities	224	(5)				(5)	(3)	(3)
Change in fair value of investment properties		18				18	15	15
	2,681	**112**	**–**	**97**	**29**	**238**	**209**	**209**
Head Office								
Income / expenses	13	(102)	151			49	48	48
Change in fair value of investment properties		17				17	14	14
	13	**(85)**	**151**	**–**	**–**	**66**	**62**	**62**
Inter-segment elimination*	(62)							
Total	**10,338**	**12,844**	**(187)**	**276**	**1,462**	**14,395**	**12,551**	**12,493**

* Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

1. SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments by division (continued):

Six months ended 30th June 2006	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	2,303	1,636	(386)	20	6	1,276	1,151	1,094
Property trading	496	181	22	74		277	191	191
Hotels				22	61	83	83	83
Sale of investment properties	180	(2)				(2)	28	28
Change in fair value of investment properties		5,657		(26)	55	5,686	4,658	4,656
	2,979	**7,472**	**(364)**	**90**	**122**	**7,320**	**6,111**	**6,052**
Aviation								
Cathay Pacific group and Hong Kong Dragon Airlines					716	716	716	716
Aircraft engineering					180	180	180	180
Cargo handling					134	134	134	89
	–	–	–	–	**1,030**	**1,030**	**1,030**	**985**
Beverages								
Hong Kong	698	52	(1)			51	47	40
Taiwan	462	25	(1)			24	20	16
USA	1,498	136	(6)			130	102	102
Mainland China		(40)		124		84	81	73
Central costs		(18)				(18)	(18)	(17)
	2,658	**155**	**(8)**	**124**	–	**271**	**232**	**214**
Marine Services								
Ship repair, engineering and harbour towage				33		33	33	33
Container handling				40		40	40	40
Ship owning and operating	878	279	(15)	21		285	273	273
	878	**279**	**(15)**	**94**	–	**358**	**346**	**346**
Trading & Industrial								
Car distribution	1,915	92				92	70	70
Shoe and apparel distribution	625	58		1	12	71	65	65
Waste services				30		30	30	30
Beverage can supply				17		17	17	17
Paint supply				33		33	33	33
Other activities	196		1			1	1	1
Change in fair value of investment properties		21				21	17	17
	2,736	**171**	**1**	**81**	**12**	**265**	**233**	**233**
Head Office								
Income / expenses	16	(33)	82			49	55	55
Sale of investment properties	197					–	23	23
Change in fair value of investment properties		10				10	8	8
	213	**(23)**	**82**	–	–	**59**	**86**	**86**
Inter-segment elimination	**(55)**							
Total	**9,409**	**8,054**	**(304)**	**389**	**1,164**	**9,303**	**8,038**	**7,916**

1. SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments by division (continued):

Year ended 31st December 2006	The Company and its subsidiaries Turnover HK$M	The Company and its subsidiaries Operating profit HK$M	The Company and its subsidiaries Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Group Profit for the period HK$M	Group Profit attributable to shareholders HK$M
Property								
Property investment	4,872	3,450	(750)	33	13	2,746	2,476	2,408
Property trading	554	190	25	(76)		139	68	67
Hotels	27	2		9	115	126	126	126
Sale of investment properties	180					–	30	30
Sale of available-for-sale investments		155				155	155	155
Write-back of provision for trading properties				132		132	132	132
Change in fair value of investment properties		16,990		56	117	17,163	14,067	14,065
	5,633	**20,787**	**(725)**	**154**	**245**	**20,461**	**17,054**	**16,983**
Aviation								
Cathay Pacific group and Hong Kong Dragon Airlines					1,700	1,700	1,700	1,700
Aircraft engineering					379	379	379	379
Cargo handling					288	288	288	192
Profit on share realignment		1,334				1,334	1,334	1,334
	–	**1,334**	**–**	**–**	**2,367**	**3,701**	**3,701**	**3,605**
Beverages								
Hong Kong	1,536	156	(2)			154	139	126
Taiwan	988	56	(3)	1		54	41	34
USA	3,025	308	(7)			301	239	239
Mainland China	201	(75)		199		124	123	109
Central costs		(28)				(28)	(28)	(28)
	5,750	**417**	**(12)**	**200**	**–**	**605**	**514**	**480**
Marine Services								
Ship repair, engineering and harbour towage				51		51	51	51
Container handling				82		82	82	82
Ship owning and operating	1,997	740	(35)	35		740	701	701
	1,997	**740**	**(35)**	**168**	**–**	**873**	**834**	**834**
Trading & Industrial								
Car distribution	3,845	183	(2)			181	135	135
Shoe and apparel distribution	1,303	88	(1)		34	121	108	108
Waste services				82		82	82	82
Beverage can supply				26		26	26	26
Paint supply				64		64	64	64
Other activities	475	5	2			7	7	7
Change in fair value of investment properties		27				27	22	22
	5,623	**303**	**(1)**	**172**	**34**	**508**	**444**	**444**
Head Office								
Income/expenses	152	(96)	269			173	174	174
Sale of investment properties	197					–	23	23
Change in fair value of investment properties		28				28	23	23
	349	**(68)**	**269**	**–**	**–**	**201**	**220**	**220**
Inter-segment elimination	**(241)**							
Total	**19,111**	**23,513**	**(504)**	**694**	**2,646**	**26,349**	**22,767**	**22,566**

1. SEGMENT INFORMATION (continued)

(b) Secondary reporting format – geographical segments:

	Turnover			Operating profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	2006 HK$M
Hong Kong	**4,394**	3,980	8,102	**11,929**	7,349	22,019
Asia (excluding Hong Kong)	**2,963**	2,555	5,437	**107**	101	235
North America	**1,584**	1,996	3,548	**131**	325	517
United Kingdom	**65**	–	27	**4**	–	2
Ship owning and operating	**1,332**	878	1,997	**673**	279	740
	10,338	9,409	19,111	**12,844**	8,054	23,513

The activities of the Swire Pacific Group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

2. BASIS OF PREPARATION

The condensed consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reporting" issued by the HKICPA and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those as described in the 2006 annual accounts and should be read in conjunction therewith.

4. TURNOVER

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Gross rental income from investment properties	**2,633**	2,257	4,779
Hotels	**65**	–	27
Charter hire income	**1,332**	878	1,997
Property trading	**8**	496	554
Sale of investment properties	**280**	377	377
Rendering of other services	**52**	41	82
Sales of goods	**5,968**	5,360	11,295
	10,338	9,409	19,111

5. OTHER INCOME

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Other income comprises the following			
Fair value gains/(losses) on derivative instruments			
forward contracts: fair value hedges	–	3	15
forward contracts: transactions not qualifying as hedges	–	(1)	(1)
Profit on shareholding realignment of associated companies	–	–	1,334
Profit on sale of shares in an associated company	–	5	5
Profit on sale of jointly controlled companies	**1,122**	–	–
Profit on sale of property, plant and equipment	**111**	60	78
Profit on sale of available-for-sale investments	–	37	201
Exchange differences	**(9)**	(10)	(13)

6. EXPENSES BY NATURE

Expenses included in cost of sales, distribution costs, administrative and other operating expenses are analysed as follows:

	Six months ended 30th June		Year ended 31st December
	2007 HK$M	2006 HK$M	2006 HK$M
Cost of stocks sold	**3,917**	3,811	7,711
Carrying value of investment properties sold	**190**	379	379
Depreciation of property, plant and equipment	**333**	259	562
Staff costs	**1,392**	1,207	2,564
Direct operating expenses of investment properties that			
generate rental income	**451**	424	916
did not generate rental income	**26**	34	77
Operating lease rentals			
properties	**109**	103	189
other equipment	**25**	15	37
Amortisation of leasehold land and land use rights	**1**	1	1
Amortisation of intangible assets	**9**	6	12
Amortisation of deferred expenditure	**6**	12	23
Write-down of stocks and work in progress	**13**	26	47

7. NET FINANCE CHARGES

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Finance charges			
Bank loans and overdrafts	**100**	47	121
Other loans and bonds	**312**	318	671
Other borrowing costs	**7**	11	22
Fair value (gains)/losses on financial instruments			
interest rate swaps: cash flow hedges, transfer from equity	**(15)**	(2)	(8)
interest rate swaps: fair value hedges	**6**	42	12
interest rate swaps: not qualifying as hedges	**(5)**	2	–
Deferred into properties under development for sale	**(2)**	–	(1)
Capitalised in respect of			
investment properties	**(57)**	(21)	(87)
properties	**(65)**	(14)	(46)
vessels	**(14)**	(31)	(61)
jointly controlled companies	**(40)**	–	(6)
	227	352	617
Finance income			
Short-term deposits and bank balances	**(14)**	(11)	(32)
Other loans	**(26)**	(37)	(81)
	(40)	(48)	(113)
Net finance charges	**187**	304	504

8. TAXATION

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M	Year ended 31st December 2006 HK$M
Current taxation			
Hong Kong profits tax	**119**	92	195
Overseas taxation	**120**	75	197
Over-provision in respect of previous years	**–**	–	(6)
Deferred taxation			
Changes in fair value of investment properties	**1,590**	974	2,985
Origination and reversal of other temporary differences	**15**	124	211
	1,844	1,265	3,582

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates applicable in countries in which the Group is assessable for tax.

The Group's share of jointly controlled and associated companies' taxation for the six months ended 30th June 2007 of HK$80 million (30th June 2006: HK$212 million; year ended 31st December 2006: HK$309 million) and HK$243 million (30th June 2006: HK$239 million; year ended 31st December 2006: HK$517 million) respectively is included in the share of profits less losses of jointly controlled and associated companies.

9. EARNINGS PER SHARE (BASIC AND DILUTED)

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders for the period ended 30th June 2007 of HK$12,493 million (30th June 2006: HK$7,916 million; 31st December 2006: HK$22,566 million) by the weighted average number of 926,025,654 'A' shares and 3,003,486,271 'B' shares in issue during the period (930,375,385 'A' shares and 3,003,486,271 'B' shares throughout 2006).

10. TANGIBLE FIXED ASSETS AND LEASEHOLD LAND AND LAND USE RIGHTS

	Property, plant and equipment HK$M	Investment properties HK$M	Leasehold land and land use rights HK$M
Cost or valuation			
At 31st December 2006	14,262	104,368	1,135
Translation differences	71	–	15
Additions	3,479	2,278	–
Disposals	(194)	(186)	–
Transfer between categories	226	(1,426)	1,208
Transfer to properties for sale	–	(619)	–
Transfer to intangible assets	(1)	–	–
Amortised from leasehold land and land use rights capitalised	8	–	–
Valuation increase during the period	–	8,895	–
At 30th June 2007	17,851	113,310	2,358
Depreciation/amortisation			
At 31st December 2006	5,393	–	51
Translation differences	17	–	–
Charge for the period	333	–	1
Amortised amount capitalised under Property, plant and equipment	–	–	8
Disposals	(175)	–	–
Transfer between categories	7	–	1
At 30th June 2007	5,575	–	61
Net book value			
At 30th June 2007	12,276	113,310	2,297
At 31st December 2006	8,869	104,368	1,084

Property, plant and equipment includes costs of HK$6,058 million, including advance payments and deposits under contracts with third parties, in respect of assets under construction. On completion HK$3,517 million of property assets under construction are expected to be transferred to Investment Properties.

11. INTANGIBLE ASSETS

	Goodwill HK$M	Computer software HK$M	Total HK$M
Cost			
At 31st December 2006			
as originally stated	807	54	861
fair value adjustment*	9	–	9
As restated	816	54	870
Translation differences	4	–	4
Additions	–	8	8
Transfer from property, plant and equipment	–	1	1
At 30th June 2007	820	63	883
Accumulated amortisation			
At 31st December 2006	–	27	27
Charge for the period	–	9	9
At 30th June 2007	–	36	36
Net book value			
At 30th June 2007	820	27	847
At 31st December 2006 (restated)	816	27	843

* During the period adjustments were made, in accordance with "Hong Kong Financial Reporting Standard 3: Business Combinations", to the provisional fair value of certain assets of the Alias Hotel group, acquired in the year ended 31st December 2006, as if these adjustments had been recognised as at the date of acquisition. Consequently, trade debtors have been reduced and goodwill arising on acquisition increased by HK$9 million as reported as at 31st December 2006.

12. PROPERTIES FOR SALE

At 30th June 2007, none of the properties for sale are pledged as security for the Group's long-term loans (31st December 2006: none).

13. TRADE AND OTHER RECEIVABLES

	30th June 2007 HK$M	31st December 2006 (restated)* HK$M
Trade debtors	**2,085**	1,628
Amounts due from fellow subsidiaries	**15**	14
Amounts due from jointly controlled companies	**11**	13
Amounts due from associated companies	**–**	9
Other receivables	**1,115**	872
	3,226	2,536

* As detailed in note 11 trade debtors as at 31st December 2006 have been restated in regard to the acquisition of Alias Hotel Group.

The aged analysis of trade debtors was as follows:

	30th June 2007 HK$M	31st December 2006 HK$M
Under three months	**1,785**	1,555
Between three and six months	**270**	48
Over six months	**30**	25
	2,085	1,628

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analysis of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

14. TRADE AND OTHER PAYABLES

	30th June 2007 HK$M	31st December 2006 HK$M
Trade creditors	**1,103**	965
Amounts due to intermediate holding company	**61**	91
Amounts due to jointly controlled companies	**4**	12
Amounts due to associated companies	**12**	57
Interest-bearing advances from jointly controlled companies	**214**	339
Interest-bearing advances from associated companies	**151**	151
Advances from minority interests	**116**	116
Rental deposits from tenants	**1,532**	1,437
Other payables	**2,177**	1,998
	5,370	5,166

The aged analysis of trade creditors was as follows:

	30th June 2007 HK$M	31st December 2006 HK$M
Under three months	**1,101**	861
Between three and six months	**1**	85
Over six months	**1**	19
	1,103	965

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments solely for management of underlying risks. The Group mitigates market risks by matching the gains and losses on the derivatives with the losses and gains on the assets, liabilities or transactions being hedged. It is the policy of the Group not to enter into derivative transactions for speculative purposes.

	30th June 2007	
	Assets HK$M	Liabilities HK$M
Cross-currency swaps: cash flow hedges	125	–
Interest-rate swaps: cash flow hedges	13	–
Interest-rate swaps: fair value hedges	–	6
Forward foreign exchange contracts: cash flow hedges	4	4
Interest-rate swaps: not qualifying as hedges	6	–
Total	**148**	**10**
Less non-current portion:		
Cross-currency swaps: cash flow hedges	125	–
Interest-rate swaps: cash flow hedges	13	–
Forward foreign exchange contracts: cash flow hedges	1	–
Interest-rate swaps: not qualifying as hedges	6	–
Non-current balance	**145**	–
Current balance	**3**	**10**

	31st December 2006	
	Assets HK$M	Liabilities HK$M
Cross-currency swaps: cash flow hedges	13	89
Interest-rate swaps: cash flow hedges	9	–
Interest-rate swaps: fair value hedges	–	10
Forward foreign exchange contracts: cash flow hedges	6	–
Interest-rate swaps: not qualifying as hedges	3	–
Total	31	99
Less non-current portion:		
Cross-currency swaps: cash flow hedges	13	89
Interest-rate swaps: cash flow hedges	9	–
Interest-rate swaps: not qualifying as hedges	3	–
Forward foreign exchange contracts: cash flow hedges	1	–
Non-current balance	26	89
Current balance	5	10

16. DEFERRED TAXATION

The movement on the net deferred tax liabilities account is as follows:

	HK$M
At 31st December 2006	14,109
Translation differences	(3)
Charged to profit and loss account	1,605
Charged to equity	36
At 30th June 2007	15,747
Represented by	
Deferred tax assets	(122)
Deferred tax liabilities	15,869
	15,747

17. SHARE CAPITAL

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 30th June 2007 and 31st December 2006	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2006	930,375,385	3,003,486,271	558	361	919
Repurchased in period	(13,438,385)	–	(8)	–	(8)
At 30th June 2007	916,937,000	3,003,486,271	550	361	911

During the period, the Company purchased 13,438,385 of its 'A' shares on the Stock Exchange of Hong Kong. All the shares purchased were cancelled. Details of shares acquired by month, excluding transaction costs of HK$3 million, are as follows:

Month	Number purchased	Highest price paid HK$	Lowest price paid HK$	Total cost HK$M
March	5,127,500	91.30	84.25	449
April	276,500	91.00	89.90	25
May	3,028,385	90.00	87.45	268
June	5,006,000	87.95	85.05	431
Total	13,438,385			1,173

18. RESERVES

	Revenue reserve* HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 31st December 2006						
as originally stated	113,040	342	33	484	(337)	113,562
fair value adjustment**	(57)	–	–	–	–	(57)
As restated	112,983	342	33	484	(337)	113,505
Profit for the period	12,493	–	–	–	–	12,493
Repurchase of the Company's shares						
premium paid on repurchase	(1,168)	–	–	–	–	(1,168)
transfer between reserves	(8)	–	8	–	–	–
2006 final dividend	(3,356)	–	–	–	–	(3,356)
Changes in cash flow hedges						
recognised during the period	–	–	–	–	165	165
deferred tax recognised	–	–	–	–	(36)	(36)
transferred to the profit and loss account	–	–	–	–	34	34
transferred to initial costs of hedged items	–	–	–	–	8	8
Net fair value gains on available-for-sale investments recognised during the period	–	–	–	43	–	43
Change of interest in associated companies	(94)	–	–	–	–	(94)
Exchange difference	236	–	–	–	–	236
At 30th June 2007	121,086	342	41	527	(166)	121,830

* The revenue reserve includes HK$1,366 million representing the proposed interim dividend for the period (31st December 2006: HK$3,368 million representing the proposed final dividend for 2006).

** During the period Cathay Pacific have made certain adjustments, in accordance with Hong Kong Financial Reporting Standard ("HKFRS") 3 "Business Combinations", to the fair values of assets and liabilities in respect of acquisitions made in the year ended 31st December 2006 as if these adjustments had been recognised at the date of acquisition. The impact of these adjustments decreases the Group's share of net assets in associate undertaking and its revenue reserve by HK$57 million as at 31st December 2006.

19. MINORITY INTERESTS

	HK$M
At 31st December 2006	610
Translation differences	14
Change in Group	448
Share of profits less losses	58
Dividends paid and payable	(46)
Other reserve movements	2
At 30th June 2007	1,086

20. CAPITAL COMMITMENTS

	30th June 2007 HK$M	31st December 2006 HK$M
Outstanding commitments for capital expenditure at the end of the period in respect of		
(a) Property, plant and equipment		
contracted for but not provided for	**5,598**	635
authorised by Directors but not contracted for	**7,630**	6,099
(b) Investment properties		
contracted for but not provided for	**2,837**	2,360
authorised by Directors but not contracted for	**1,516**	284
(c) The Group's interest in jointly controlled companies		
contracted for but not provided for	**382**	–
authorised by Directors but not contracted for	**5,160**	2,652

21. CONTINGENCIES

	30th June 2007 HK$M	31st December 2006 HK$M
(a) Guarantees outstanding at the end of the period in respect of bank loans and other liabilities of		
jointly controlled companies	**1,181**	1,188
third parties	**190**	123
	1,371	1,311

(b) Contingent tax liabilites

Certain wholly owned group companies have been unable to finalise their liability to profits tax in respect of the years 1997/98 to 2003/04 inclusive as a consequence of queries raised by the Hong Kong Inland Revenue Department (IRD). These queries relate to the deductibility, in the assessment of profits tax, of interest on borrowings of those companies during the periods under review.

A number of discussions have taken place between the companies and the IRD to understand the precise nature of the IRD queries. However, at this stage there is insufficient information available to reliably determine the ultimate outcome of their review with an acceptable degree of certainty. Consequently no provision has been recognised in these financial statements for any amounts that may fall due in regard to these queries.

The IRD has issued Notices of Assessment totaling HK$440 million, the estimated contingent liability, in respect of their queries for the years under review. The companies have objected to these assessments and the IRD has agreed to unconditional holdover of the assessments.

21. CONTINGENCIES (continued)

(c) Cathay Pacific

Cathay Pacific is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. Cathay Pacific has been cooperating with the authorities in their investigations. The investigations are focussed on issues relating to pricing and competition. Cathay Pacific is represented by legal counsel in connection with the investigations.

Cathay Pacific has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. Cathay Pacific is represented by legal counsel in the actions filed in the United States, Canada and Australia and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. Cathay Pacific is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

22. RELATED PARTY TRANSACTIONS

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (HK) Limited ("JSSHK") provided services to various companies in the Group and under which costs were reimbursed and fees payable. In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The Agreements took effect from 1st January 2005 and are renewable every three years unless three months notice of termination is given expiring at the end of any three year period. For the six months ended 30th June 2007, service fees payable amounted to HK$70 million (2006: HK$57 million). Expenses of HK$53 million (2006: HK$45 million) were reimbursed at cost; in addition, HK$70 million (2006: HK$66 million) in respect of shared administrative services were reimbursed.

22. RELATED PARTY TRANSACTIONS (continued)

The following is a summary of other significant transactions between the Group and related parties which were carried out in the normal course of the Group's business:

	For the six months ended 30th June							
	Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
Notes	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M
(a) Revenue from								
sales of investment properties	**–**	–	**–**	–	**–**	–	**–**	372
sales of beverage drinks	**–**	–	**7**	6	**–**	–	**–**	–
rendering of services	**14**	14	**3**	4	**–**	–	**–**	–
(a) Purchases of beverages cans	**84**	70	**–**	–	**–**	–	**–**	–
(a) Purchases of other goods	**10**	19	**53**	48	**–**	–	**–**	–
(a) Purchases of services	**–**	–	**1**	1	**3**	4	**–**	–
(b) Rental revenue	**–**	–	**3**	2	**3**	3	**18**	17
(c) Interest income	**4**	5	**14**	16	**–**	–	**–**	–
(c) Interest charges	**5**	5	**–**	–	**–**	–	**–**	–

Period-end balances arising from sales / purchases of goods / services with jointly controlled and associated companies, fellow subsidiaries and intermediate holding company are disclosed in notes 13 and 14. These balances arise in the normal course of business, are non-interest bearing and under normal credit terms.

Notes:
(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less favourable than to those charged to/by and contracted with other third party customers/suppliers of the Group.
(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.
(c) Loans advanced to jointly controlled and associated companies are disclosed below whilst loans due to jointly controlled and associated companies are disclosed in note 14. These loans have no fixed settlement dates.

Period-end loan balances advanced to jointly controlled and associated companies are as follows:

	30th June 2007 HK$M	31st December 2006 HK$M
Loans due from jointly controlled companies less provisions	**5,387**	5,155
Loans due from associated companies less provisions	**1,042**	1,052

23. NON-ADJUSTING POST BALANCE SHEET EVENTS

In July Swire Duro announced that it will cease business in a year's time. During this period no new long-term projects will be entered into, outstanding projects will be completed and residual inventory cleared.

In August the trade and assets of Salvin Far East Pte Limited (SFE) were acquired for a consideration of HK$468 million.

Supplementary Information

CORPORATE GOVERNANCE

The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

SHARE CAPITAL

Particulars of shares repurchased during the period under review are set out in note 17 to the condensed consolidated accounts.

DIRECTORS' INTERESTS

At 30th June 2007, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of Swire Pacific Limited and its associated corporations (within the meaning of Part XV of the SFO), John Swire & Sons Limited, Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited:

	Capacity					
	Beneficial interest					
Swire Pacific Limited	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
'A' shares						
P N L Chen	–	2,000	–	2,000	0.0002	–
P A Johansen	10,000	–	1,500	11,500	0.0012	1
C D Pratt	21,000	–	–	21,000	0.0023	–
Sir Adrian Swire	–	–	794,473	794,473	0.0866	2
'B' shares						
P N L Chen	65,000	10,142	–	75,142	0.0025	–
D Ho	100,000	–	–	100,000	0.0033	–
P A Johansen	–	–	200,000	200,000	0.0067	1
C Lee	750,000	–	21,605,000	22,355,000	0.7443	1
C D Pratt	50,000	–	–	50,000	0.0017	–
Sir Adrian Swire	4,813,169	–	15,741,913	20,555,082	0.6844	2

	Capacity					
	Beneficial interest					
John Swire & Sons Limited	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	3
P A Johansen	8,000	–	–	8,000	0.01	3
Sir Adrian Swire	2,042,152	2,688,139	24,815,975	29,546,266	29.55	4
8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	3
Sir Adrian Swire	799,080	843,411	7,332,727	8,975,218	29.92	4

DIRECTORS' INTERESTS (continued)

Cathay Pacific Airways Limited	Beneficial interest (personal)	Percentage of issued capital (%)
Ordinary Shares		
P N L Chen	9,000	0.00027

Hong Kong Aircraft Engineering Company Limited	Beneficial interest (personal)	Percentage of issued capital (%)
Ordinary Shares		
J R Slosar	6,400	0.0038
M C C Sze	2,800	0.0017

Notes:
1. All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.
2. All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.
3. Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.
4. Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest", has any beneficial interest in those shares.

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' AND OTHER INTERESTS

The register of substantial shareholders maintained under Section 336 of the SFO shows the following interests in the Company's shares as at 30th June 2007:

	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Note
Substantial Shareholders					
John Swire & Sons Limited	113,430,582	12.37	2,035,480,765	67.77	1
Aberdeen Asset Management plc	–	–	302,435,044	10.06	2
Franklin Resources, Inc.	103,228,390	11.10	–	–	3
J.P. Morgan Chase & Company	74,252,362	7.98	–	–	4
Other Shareholders					
The Capital Group Companies, Inc.	65,095,836	7.00	–	–	5
Capital Research and Management Company	54,190,000	5.86	–	–	5

Notes:
1. The shares are held in the capacity of beneficial owner.
2. Aberdeen Asset Management plc is interested in these shares in its capacity as investment manager and they include shares in which wholly owned controlled corporations of Aberdeen Asset Management plc are interested.
3. This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which these shares are held were not given.
4. The shares held by J.P. Morgan Chase & Company are held in the following capacities:

Capacity	No. of shares
Beneficial owner	1,865,500
Investment manager	25,297,317
Custodian Corporation/Lending agent	47,089,545

5. These shares are held in the capacity as investment manager.

The Company had not been notified of any short positions in the shares of the Company as at 30th June 2007.

At 30th June 2007, the John Swire & Sons Limited group owned directly or indirectly interests in shares of the Company representing 34.32% of the issued capital and 54.86% of the voting rights.

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